UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to                     .

Commission file number: 0-20828

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danka Office Imaging Company

401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danka Business Systems PLC

11201 Danka Circle North

St. Petersburg, Florida 33716

REQUIRED INFORMATION

Item 4.	Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

DANKA OFFICE IMAGING COMPANY

401(K) PROFIT SHARING PLAN

Financial Statements and Schedules

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

DANKA OFFICE IMAGING COMPANY

401(K) PROFIT SHARING PLAN

Independent Auditors’ Report

The Plan Trustees

Danka Office Imaging Company

    401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Danka Office Imaging Company 401(k) Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed with the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Tampa, Florida

May 20, 2003

Danka Office Imaging Company

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments at fair value
Common stocks	$45,482,596	$14,701,935
Common trusts	60,124,808	59,799,276
Mutual funds	82,355,230	94,277,737

Total investments	187,962,634	168,778,948
Accrued interest income	73,017	67,673
Cash	128,784	178,578
Participants’ loans	6,020,488	6,180,386
Participants’ contributions receivable	905,869	983,117

Total assets	195,090,792	176,188,702

Liabilities
Refunds payable	—	60,547

Total liabilities	—	60,547

Net assets available for benefits	$195,090,792	$176,128,155

See accompanying notes to the consolidated financial statements

Danka Office Imaging Company

401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:
Investment Income:
Interest	$447,667	$803,656
Dividends	3,718,072	4,326,328
Net appreciation in fair value of investments	18,012,493	—

Total investment income	22,178,232	5,129,984

Contributions:
Participants’	15,068,894	14,326,069
Employer	2,600,058	—

Total contributions	17,668,952	14,326,069

Total additions	39,847,184	19,456,053

Deductions from net assets attributed to:
Net depreciation in fair value of investments	—	10,314,850
Participants’ distributions	20,857,415	33,614,822
Administrative expenses	27,132	28,068

Total deductions	20,884,547	43,957,740

Net increase (decrease)	18,962,637	(24,501,687)
Net assets at beginning of year	176,128,155	200,629,842

Net assets at end of year	$195,090,792	$176,128,155

See accompanying notes to financial statements

DANKA OFFICE IMAGING COMPANY

401(K) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description (1) Description of the Plan

Danka Office Imaging Company 401(k) Profit Sharing Plan (the Plan) was adopted by Danka Office Imaging Company (the Sponsor or Employer) on August 8, 1984. The following description of the Plan provides only general information. The Plan document should be referred to for a complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan that contains an employee salary deferral arrangement under Internal Revenue Code Section 401(k). Employees are eligible to participate at their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Amendments

The Plan has been amended at various times, including an amendment in January 1994, creating the Danka Business Systems PLC Fund. On April 1, 1996, the Employer changed its name from Danka Industries, Inc. to Danka Corporation. On January 1, 1997, the Plan was amended and restated affecting employee contributions, vesting percentages and participant loans. During 1998, the Danka Corporation 401(k) Plan changed its name to Danka Office Imaging Company 401(k) Profit Sharing Plan.

In October 1999, Danka Office Imaging Company amended its matching policy from a cash match to a match in Danka Business Systems PLC common stock, which was a discretionary match. The change was effective as of February 1, 1999. All employer contributions from February 1999 through October 2000 were in Danka Business Systems common stock. Effective November 1, 2000, the Company suspended the employer match until further notice.

Effective April 1, 2001, Danka Office Imaging Company amended the plan to reinstate employer-matching contributions. The amount of the match is discretionary and will depend in part on the extent to which Danka satisfies its EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) and other financial targets for the respective fiscal year. In November 2001, Danka Office Imaging Company amended the plan to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). This amendment is intended as good faith compliance with requirements of EGTRRA and is to be construed in accordance with EGTRRA and guidance issued there under. This change was effective the first day of the first plan year beginning January 1, 2002.

(c)	Contributions

The Plan provides that contributions each year will consist of (a) voluntary employee contributions equal to the amount of total compensation that each participant has elected to defer (which may range from 1% to 15% of the participant’s gross compensation) and (b) a discretionary employer-matching contribution, as approved by the Board of Directors. Total elective deferrals for any individual participant cannot exceed $11,000 for 2002 and $10,500 for 2001. In the case of certain highly compensated individuals, additional restrictions may be applicable.

Contributions are credited to the individual account of each participant. The Plan allows participants to direct the investment of their contributions into 35 different investment options including Danka

(Continued)

DANKA OFFICE IMAGING COMPANY

401(K) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Business Systems PLC common stock. Employer contributions are recorded in the Plan year of Board approval.

(d)	Participant Accounts

Each participant’s account is self-directed and is credited with the participant’s contribution, the Sponsor’s matching contribution, if applicable, and an allocation of Plan earnings and investment gains or losses on Plan investments. Allocations of earnings and investment gains or losses are based on the participant’s account balance valued on a daily basis.

(e)	Forfeitures

At December 31, 2002 and 2001, forfeited nonvested accounts totaled $85,030 and $67,727, respectively. Forfeiture accounts are used to reduce the amount the Company is required to contribute under terms of the Plan and to pay plan expenses. During 2002 and 2001, no forfeitures were used to offset employer contributions.

(f)	Vesting

Participants are immediately vested in their voluntary contributions. Vesting in sponsor contributions is determined based upon a participant’s years of service. The following schedules indicate the vesting percentages for the 2002 and 2001 plan years:

Vested percentage
Years of service
Less than 1 year	0%
1	25%
2	50%
3	75%
4	100%

In the event of death or total and permanent disability, all amounts credited to such participant’s account shall become fully vested.

(g)	Participant Loans

Eligible participants, with a vested account balance of at least $2,000, may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from six months to five years. The loans are secured by the balance in the participant’s account and bear interest at prime interest rate of the previous quarter before the loan was made, plus 1%.

(h)	Payment of Benefits

Upon retirement, death or termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, a direct rollover, or annuity payments for the life of the participant.

(Continued)

DANKA OFFICE IMAGING COMPANY

401(K) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(i)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan. In the event of plan termination, each participant shall receive his individual account balance in accordance with the Plan provisions in effect at the time of the Plan termination.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair market value. Fair market value is determined as of the close of business on the last day of the plan year. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded at the ex-dividend date.

(c)	Use of Estimates

Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and additions to and deletions from net assets to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(d)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2002 and 2001:

	2002	2001
Danka Business Systems PLC Common Stock	$43,817,886	13,053,108
ML Equity Index Trust	43,630,096	22,088,862
Davis New York Venture Fund	21,455,200	27,262,878
ML Retirement Preservation Trust	16,494,712	37,710,414
AIM Equity Constellation Fund	12,097,700	17,299,157
ML US Government Mortgage Fund Class A	10,823,218	9,712,877
ML Global Allocation Fund	8,943,574	10,209,711

During 2002, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value by $18,012,493, as follows:

(Continued)

DANKA OFFICE IMAGING COMPANY

401(K) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Investments at fair value as determined by quoted market price:
Common stocks	$39,090,722
Common/collective trusts	(4,881,900)
Mutual Funds	(16,196,329)

Net change in fair value	$18,012,493

(4)	Non-Participant Directed Investments

The employer match contributions were made in Danka Business Systems PLC common stock from February 1, 1999, through October 31, 2000. Effective November 1, 2000, the employer match was suspended. As a result, this fund contains participant directed and non-participant directed amounts. As of December 31, 2002 and 2001, the fair value of this fund, which was non-participant directed, totaled $0 and $22,092, respectively.

(5)	Transactions With Parties-in-Interest

The Plan held investments in trust funds invested by the Trustee with a fair value of $128,937,312 in 2002 and $96,534,364 in 2001.

The Plan held investments in the common stock of the Sponsor with a fair value of $43,817,886 in 2002 and $13,053,108 in 2001.

(Continued)

Danka Office Imaging Company

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2002 and 2001

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 21, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(Continued)

Schedule

Danka Office Imaging Company

401(k) Profit Sharing Plan

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2002

Identity of Party Involved	Description of Investment	Fair Value
Common stocks:
Danka Business System PLC	10,310,091 shares of Danka Business Systems PLC Common Stock	$43,817,886
Eastman Kodak	47,509 shares of Eastman Kodak Common Stock	1,664,710

	Total common stocks	45,482,596

Common/Collective Trusts:
* Merrill Lynch Trust Company	43,630,096 units of Merrill Lynch Equity Index Trust	43,630,096
* Merrill Lynch Trust Company	263,284 units of Merrill Lynch Retirement Preservation Trust	16,494,712

	Total common/collective trusts	60,124,808

Mutual Funds:
Davis Venture Advisors	1,024,604 units of Davis New York Venture Fund	21,455,200
AIM Management	9,141 units of AIM Equity Constellation Fund	12,097,700
*Merrill Lynch Trust Company	1,045,721 units of Merrill Lynch US Govt Mortgage Fund Class A	10,823,218
*Merrill Lynch Trust Company	782,465 units of Merrill Lynch Global Allocation Fund	8,943,574
Templeton	578,747 units of Templeton Foreign Fund	4,809,388
Alliance	331,211 units of Alliance Quasar Fund Class A	4,587,277
PIMCO	350,726 units of PIMCO Total Return Fund Class A	3,742,251
PIMCO	258,564 units of PIMCO Long-term US Government	2,859,721
Seligman	169,604 units of Seligman Communications	2,739,106
*Merrill Lynch Trust Company	65,202 units of Merrill Lynch Basic Value Fund	1,523,107
Davis Venture Advisors	47,486 units of Davis Series Financial Class A	1,268,831
Merrill Lynch Trust Company	90,252 units of Merrill Lynch Growth Fund Class A	1,165,151
Davis Venture Advisors	43,552 units of Davis Series Inc Real Estate	992,548
*Merrill Lynch Trust Company	66,600 units of Merrill Lynch Aggregate Bond Index Fund	729,267
Eaton Vance Worldwide	94,922 units of EV Worldwide Health Services	726,152
*Merrill Lynch Trust Company	39,602 units of Merrill Lynch Small Capital Value Fund	718,387
Franklin	23,395 units of Franklin Small-Mid Cap Growth Fund	557,414
*Merrill Lynch Trust Company	45,877 units of Merrill Lynch Eurofund Class A	495,470
John Hancock	32,887 units of John Hancock Bond Fund	493,637
Oakmark	18,001 units of Oakmark Equity & Income Fund	323,483
Templeton	23,522 units of Templeton Developing Markets	235,223
Merrill Lynch Trust Company	25,797 units of Merrill Lynch International Index	182,645
AIM Management	15,435 units of AIM Global Energy Fund Class A	176,119
Calvert	7,461 units of Calvert Social Invest Fund	166,683
*Merrill Lynch Trust Company	167,060 units of CMA Money Fund	167,060
*Merrill Lynch Trust Company	24,659 units of Merrill Lynch Dragon Fund Class A	154,860
Dreyfus Premier Tech	6,537 units of Dreyfus Premier Tech	98,637
*Merrill Lynch Trust Company	8,834 units of Merrill Lynch Latin American Fund	91,879
GAM	3,151 units of GAM Japan Capital Fund	14,716
ABN	1,086 units of ABN Amro/Veredus Aggressive Growth Fund	11,697
AIM Management	158 units of AIM Balanced	3,295
Federated Intl Equity Fund A	133 units of Federated Intl Equity	1,534

	Total mutual funds	82,355,230

Loans:
Loan Fund	Participant loans at interest rates of 5.75% to 10.50%	6,020,488

Total	Total	$193,983,122

•	Party-in-interest to the Plan

See accompanying independent auditors’ report

(Continued)

SIGNATURES

The Danka Office Imaging Company 401(k) Profit Sharing Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

401(k) PROFIT SHARING PLAN (Name of Plan)

Dated: July 22, 2003
	By:	/s/ KEITH J. NELSEN
(Signature)

	By:	Keith J. Nelsen
	Its:	Senior Vice President and General Counsel

(Continued)